UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

CSI Compressco LP

(Name of Issuer)

Common Units Representing Limited Partnership

(Title of Class of Securities)

12637A103

(CUSIP Number)

JONATHAN W. BYERS

Spartan Energy Partners LP

9595 Six Pines Drive, Suite 4000

The Woodlands, TX 77380

(281) 364-2279

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27032D304	13D	Page 1 of 10 pages

1	Names of Reporting Persons Spartan Energy Holdco LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,952,478
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,952,478

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,952,478
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 27032D304	13D	Page 2 of 10 pages

1	Names of Reporting Persons Spartan Energy Partners LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,952,478
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,952,478

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,952,478
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.1%
14	Type of Reporting Person PN

CUSIP No. 27032D304	13D	Page 3 of 10 pages

1	Names of Reporting Persons Spartan Energy Partners GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,952,478
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,952,478

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,952,478
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 27032D304	13D	Page 4 of 10 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Units Representing Limited Partnership Interests (the “Common Units”), of CSI Compressco LP, a Delaware limited partnership (the “Issuer”), whose principal executive office is located at 24955 Interstate 45 North, The Woodlands, Texas 77380.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

Spartan Energy Holdco LLC (“Spartan Holdco”)

Spartan Energy Partners LP (“Spartan LP”)

Spartan Energy Partners GP LLC (“Spartan GP”)

Each of the Reporting Persons is organized under the laws of the state of Delaware. The principal business address of each of the Reporting Persons is c/o Spartan Energy Partners LP, 9595 Six Pines Drive, Suite 4000, The Woodlands, TX 77380. The Reporting Persons are principally engaged in the business of providing oil and gas services.

The directors and the executive officers of Spartan GP (the “Related Persons”) are set forth in Schedule I hereto, including each Related Person’s present principal occupation, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons nor any Related Person (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 29, 2021, pursuant to a purchase and sale agreement, dated as of January 29, 2021 (the “Purchase Agreement”), by and among the Issuer, TETRA Technologies, Inc. (“TETRA”), Spartan Holdco, and, solely for the limited purposes set forth therein, Spartan LP, TETRA sold to Spartan Holdco 10,952,478 Common Units and all of the outstanding membership interests in CSI Compressco GP LLC (“CSI GP”), the general partner of the Issuer (the “Purchase”). The consideration for the Purchase was approximately $14.0 million, which consisted of $13.4 million in cash paid at the closing and $0.5 million to be paid on the six-month anniversary of the closing. TETRA is also entitled to earn additional consideration of $3.1 million in the form of cash and/or Common Units if the Issuer achieves certain financial targets on or prior to December 31, 2022, as set forth in the Purchase Agreement.

CUSIP No. 27032D304	13D	Page 5 of 10 pages

Spartan Holdco obtained the funds for the Purchase through a capital contribution from Spartan LP, which used funds from its working capital.

Item 4.	Purpose of Transaction.

GP Transition

As a result of the completion of the Purchase, the Reporting Persons own all of the member interests in CSI GP, and therefore have the ability to appoint all of the members of the board of directors of CSI GP (the “Board”), which in turn is responsible for the management of the Issuer. On January 29, 2021, the Reporting Persons appointed Ted A. Gardner, John E. Jackson, Jonathan W. Byers, Robert W. Price and Stephen R. Gill to serve as members of the Board. In addition, John E. Jackson was appointed as Chief Executive Officer of CSI GP, Jonathan W. Byers was appointed as Chief Financial Officer of CSI GP and Robert W. Price was appointed as Chief Operating Officer of CSI GP. James R. Larson, a current member of the Board and the chairperson of the Audit Committee of the Board, will continue in such roles.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and unitholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Units; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 27032D304	13D	Page 6 of 10 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 47,352,291 Common Units outstanding as of January 29, 2021:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Spartan Energy Holdco LLC	10,952,478	23.1%	0	10,952,478	0	10,952,478
Spartan Energy Partners LP	10,952,478	23.1%	0	10,952,478	0	10,952,478
Spartan Energy Partners GP LLC	10,952,478	23.1%	0	10,952,478	0	10,952,478

Spartan Holdco is the record holder of 10,952,478 Common Units. Spartan GP is the general partner of Spartan LP, which is the sole member of Spartan Holdco. As a result, each of Spartan GP and Spartan LP may be deemed to share beneficial ownership of the Common Units held by Spartan Holdco. Spartan GP is managed by a board of directors consisting of Ted A. Gardner and John E. Jackson. Each of the foregoing individuals disclaims beneficial ownership of the Common Units held by Spartan Holdco.

(c)	Except as set forth in Item 3 above, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Units.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 above summarizes certain provisions of the Purchase Agreement, a copy of which is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons nor any of the Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 27032D304	13D	Page 7 of 10 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Purchase and Sale Agreement, dated January 29, 2021, by and between TETRA Technologies, Inc., Spartan Energy Holdco, LLC, and, solely for the limited purposes set forth therein, Spartan Energy Partners LP (incorporated by reference to Exhibit 2.1 to TETRA Technologies, Inc.’s Current Report on Form 8-K filed on January 29, 2021) (SEC File No. 001-13455).

CUSIP No. 27032D304	13D	Page 9 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2021

Spartan Energy Holdco LLC

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Chief Financial Officer

Spartan Energy Partners LP

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Secretary

Spartan Energy Partners GP LLC

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Secretary

CUSIP No. 27032D304	13D	Page 10 of 10 pages

Schedule I

Set forth below is the name, position and present principal occupation of each of the directors and executive officers of Spartan Energy Partners GP LLC. Except as otherwise indicated, the business address of each of such persons is c/o Spartan Energy Partners LP, 9595 Six Pines Drive, Suite 4000, The Woodlands, TX 77380, and each such person is a citizen of the United States.

Name	Title	Present Principal Occupation
John E. Jackson	Chief Executive Officer and Director of Spartan Energy Partners GP LLC	Chief Executive Officer and Director of Spartan Energy Partners GP LLC Chief Executive Officer and Director of CSI Compressco GP LLC

Jonathan W. Byers	Secretary of Spartan Energy Partners GP LLC	Secretary of Spartan Energy Partners GP LLC Chief Financial Officer and Director of CSI Compressco GP LLC

David L. Edelmaier	Chief Financial Officer of Spartan Energy Partners GP LLC	Chief Financial Officer of Spartan Energy Partners GP LLC Vice President of CSI Compressco GP LLC

Robert W. Price	Chief Operating Officer of Spartan Energy Partners GP LLC	Chief Operating Officer of Spartan Energy Partners GP LLC Chief Operating Officer of CSI Compressco GP LLC

Stephen P. York	Vice President of Spartan Energy Partners GP LLC	Vice President of Spartan Energy Partners GP LLC Vice President of CSI Compressco GP LLC

Ted A. Gardner	Director of Spartan Energy Partners GP LLC	Director of Spartan Energy Partners GP LLC Director of CSI Compressco GP LLC